Exhibit (e)(4)

APPLIED MICRO CIRCUITS CORPORATION EXECUTIVE SEVERANCE BENEFIT PLAN

AMENDED AND RESTATED PARTICIPATION NOTICE

To:	Paramesh Gopi
Date:	December 20, 2016

In connection with the Agreement and Plan of Merger and Reorganization by and among MACOM Technology Solutions Holdings, Inc. (“MACOM”), Montana Merger Sub I, Inc., Montana Merger Sub II, LLC (“Merger Sub II”), and Applied Micro Circuits Corporation (the “Company”) dated November 21, 2016 (the “Merger Agreement”), you are expected to assume new responsibilities after the consummation of the Transactions (as defined in the Merger Agreement) including, without limitation, in connection with the ARM-based computing business. In recognition of the critical importance of such services, the Company desires to irrevocably enter into an amended and restated Participation Notice (as amended and restated, the “Participation Notice”) under the Applied Micro Circuits Corporation Executive Severance Benefit Plan (as amended through the date hereof, the “Plan”) to describe certain benefits approved by the Plan Administrator to be provided to you under the Plan subject to the consummation of the Transactions.

A copy of the Plan document is attached to this Participation Notice and incorporated herein by reference. The terms and conditions of your participation in the Plan are as set forth in the Plan and this Participation Notice, which together also constitute a summary plan description of the Plan. Capitalized terms not defined herein shall have the meaning assigned to them in the Plan.

In consideration for the benefits set forth in the Plan, the Plan shall supersede and replace any individually negotiated employment contract or agreement and all severance or change in control benefits payable to you as set forth in any agreement, including offer letters, with the Company entered into prior to the date hereof. In addition, this Participation Notice shall amend and supersede any participation notices previously entered into by you and the Company. You acknowledge that your non-competition and non-solicitation obligations set forth in Section 1.7 of the Support Agreement, by and among you, MACOM Technology Solutions Holdings, Inc., and Montana Merger Sub I, Inc., dated November 21, 2016 shall not be affected by this Participation Notice and shall remain in full force and effect in accordance with their terms.

Notwithstanding the terms of the Plan, the Plan Administrator has approved the following:

a.	You shall receive 50% of the RSU Acceleration Benefit applicable to a Change in Control Termination, described in Section 4(d) of the Plan (i.e., 50% of your outstanding restricted stock units shall vest), immediately prior to consummation of the Transactions, subject to your continued employment through that date. For the avoidance of doubt, the number of outstanding MSUs subject to the RSU Acceleration Benefit shall not exceed 50% of the number of shares identified as being subject to vesting acceleration in Exhibit D of the Plan.
b.	Your tax withholding obligations upon consummation of the Merger with respect to amounts payable for any Company stock options and stock units (including MSUs) will be satisfied first by withholding shares of Company stock underlying your Company stock options and stock units that would otherwise be delivered with respect to such options and stock units.
c.	You shall be paid 50% of the cash severance benefits described in Sections 4(a)(i) and 4(a)(ii)(2) of the Plan applicable to a Change in Control Termination (i.e., 50% of your Total Cash Severance as set forth in Exhibit D of the Plan) on or as soon as reasonably practicable following the closing of the Transactions, subject to your continued employment through that date.
d.	The payments described in items (a) and (c) above shall reduce the severance benefit payable to you under the Plan in the event of a Change in Control Termination. For the avoidance of doubt, in the event you experience a Change in Control Termination, any amounts payable to you under the Plan shall be offset by any amounts paid to you under items (a) and (c) above.

e.	Effective as of the consummation of the Transactions, the Company shall establish and fully fund a grantor trust within the meaning of subpart E, Part I, subchapter J, chapter 1, subtitle A of the Internal Revenue Code of 1986, as amended (the “Rabbi Trust”) for (i) the proceeds of the remaining 50% of your outstanding restricted stock units identified as being subject to vesting acceleration in Exhibit D of the Plan, plus (ii) the remaining 50% of the cash severance benefits described in Sections 4(a)(i) and 4(a)(i)(ii) of the Plan (i.e., the remaining 50% of your Total Cash Severance as set forth in Exhibit D to the Plan). The assets of the Rabbi Trust shall be held exclusively and irrevocably for purposes of funding the remaining benefits payable to you under Sections 4(a) and 4(d) of the Plan, subject, however, to the claims of the general creditors of the Company. The entirety of the assets of the Rabbi Trust will be paid to you upon the earliest of the following events, but in each case subject to your entry into and non-revocation of a Release pursuant to Section 5(a) of the Plan:
1.	6-month anniversary of the consummation of the Transactions, subject to your continued service to the Company or its successor through such date but regardless of whether you experience a Change in Control Termination on such date;
2.	Sale of the ARM-based computing business, subject to your continued employment to the Company or its successor through such date but regardless of whether you experience a Change in Control Termination on such date;
3.	Your Involuntary Termination Without Cause; and
4.	Your resignation for Good Reason.
f.	The Company (or its successor) shall be responsible for all costs of adopting and maintaining the Rabbi Trust until the earlier of full payment to you of the assets of the Rabbi Trust pursuant to item (e)(1)-(4) above or the termination of your employment under circumstances in which you are not eligible for any benefits under the Plan.
g.	For the avoidance of doubt, you will receive the health continuation and option extension benefits described in Sections 4(b) and 4(e) of the Plan in the event you experience a Change in Control Termination.
h.	During the period commencing on the consummation of the Transactions and ending upon the earlier of the six (6)-month anniversary the consummation of the Transactions or the sale of the ARM-based computing business (such period, the “Transition Period”), you will receive a base salary of $85,000 per month (pro-rated for any partial month) and be eligible for all standard employee benefits for so long as you remain employed by the Company or its successors.
i.	During the Transition Period, the Company (or its successor) will make available in substantially the current form, or provide you with a cash-equivalent for, any employment benefits plans or programs you are currently eligible for that are not included in the standard employee benefits for so long as you remain employed by the Company or its successors.

Upon and after consummation of the Transactions, this Participation Notice shall be binding upon you and the Company, and any successor to the Company. Should the Merger Agreement be terminated in accordance with its own terms, this Participation Notice will be null and void and your prior Participation Notice dated August 19, 2008 will automatically return into effect.

This Participation Notice has been approved by the Compensation Committee of the Board of Directors of the Company, as Plan Administrator under the Plan. If you choose to participate in the Plan on the terms as described above, please return a copy of this Participation Notice signed by you and retain a copy with the Plan document for your records.

APPLIED MICRO CIRCUITS CORPORATION		PARTICIPANT

By:	/s/ L. William Caraccio	/s/ Paramesh Gopi

Name:	L. William Caraccio	Paramesh Gopi

Title:	Vice President, General Counsel and Secretary

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